05038800

SECU[...]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berry-Shino Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 N. Northsight Blvd. Suite 101
(No. and Street)

Scottsdale (City) Arizona (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Daniel 480-315-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian R. Lee CPA, PC
(Name – *if individual, state last, first, middle name*)

2101 East Broadway Road Suite 7 (Address) Tempe (City) Arizona (State) 85282 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Matthew Shino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berry-Shino Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Cathy Baucom

Notary Public

CATHY BAUCOM
Notary Public - Arizona
Maricopa County
Expires 08/31/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation
www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX
2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735
P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of ***Berry-Shino Securities, Inc.*** (an Arizona C-Corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Berry-Shino Securities, Inc.*** as of December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, supplemental schedule of statement regarding Rule 15c3-3 of the Securities and Exchange Commission, and independent auditors' report on internal control required by SEC Rule 17a-5 contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian R. Lee, CPA, P.C.
Tempe, Arizona
February 25, 2005

Financial Statements

Statement of Financial Condition
For the year ended December 31, 2004

Assets		
Cash and cash equivalents	$	107,181
Receivables		
Brokers, dealers and clearing organizations		27,439
Draws on broker commissions and advances		613,191
Total receivables		640,630
Less allowance for doubtful accounts		(437,109)
Net receivables		203,521
Prepaid expenses		24,166
Securities owned		
Marketable, at market value		107,141
Not readily marketable, at estimated fair value		445,680
Total securities owned		552,821
Secured demand notes		150,000
Property and equipment, less accumulated depreciation of $184,044		32,007
Other assets		6,418
Total Assets	**$**	**1,076,114**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued liabilities	$	260,354
Note payable		-
Obligations Under Capital Lease		8,997
Total Liabilities		269,351
Subordinated Borrowings		190,000
Stockholders' Equity		
Common Stock - No Par Value, 10,000 Shares Authorized; 6,287 shares issued and 6,262 shares outstanding		3,187,214
Treasury Stock - At Cost, 25 Shares		(25,000)
Accumulated Deficit		(2,545,451)
Total Stockholders' Equity		616,763
Total Liabilities and Stockholders' Equity	**$**	**1,076,114**

The accompanying notes are an integral part of these financial statements.

Statement of Income
For the year ended December 31, 2004

Revenues	
Commissions - trading	$ 1,260,131
Commissions and fees - investment banking	1,449,502
Commissions - other	1,440
Net dealer inventory and investment gains/(losses)	398,949
Other Income	23,739
Total Revenues	3,133,761
Operating Expenses	
Employee compensation and benefits	359,065
Commissions and floor brokerage fees	1,584,837
Communications	158,626
Occupancy	315,358
Advertising	3,580
Other operating expenses	550,652
Total Operating Expenses	2,972,118
Income from Operations	161,643
Other Revenue (Expenses)	
Interest and dividends income	45,216
Interest expense	(21,618)
Gain (loss) from disposal of assets	(9,728)
Total Other Revenue (Expenses)	13,870
Income before Income Taxes	175,513
Provision for Income Taxes (Benefit)	
Current	-
Deferred	-
Total Provision for Income Taxes (Benefit)	-
Net Income	$ 175,513

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2004

Stockholders' Equity	Common Stock	Treasury Stock	Accumulated Deficit
Balances At December 31, 2003	$ 3,088,000	$ (25,000)	$ (2,720,964)
Net income			175,513
Sale of 475 common shares	99,214	-	-
Balances At December 31, 2004	**$ 3,187,214**	**$ (25,000)**	**$ (2,545,451)**

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2004

Subordinated Borrowings		Amount
Subordinated Borrowing At December 31, 2003	$	290,000
Decreases:		
Payment of subordinated note		(100,000)
Subordinated Borrowing At December 31, 2004	**$**	**190,000**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the year ended December 31, 2004

Cash Flows From Operating Activities	
Net Income	$ 175,513
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	20,030
Loss on disposal of property and equipment	9,728
(Gain) loss on sale of securities owned	(131,025)
Unrealized (gain)/loss on securities owned	(267,924)
(Increase) Decrease in	
Receivables	56,296
Prepaid expenses	14,508
Securities owned	127,623
Other assets	68,559
Increase (Decrease) in	
Accounts payable and accrued liabilities	(38,858)
Total Adjustments	(141,063)
Net Cash Provided by Operating Activities	*34,450*
Cash Flows From Investing Activities	
Purchase of Property and Equipment	(677)
Net Cash (Used in) Investing Activities	*(677)*
Cash Flows From Financing Activities	
Proceeds from issuance of common stock	45,000
Payments on obligations under capital lease	(12,303)
Payments on note payable	(15,932)
Net Cash Provided by Financing Activities	*16,765*
Net Increase (Decrease) in Cash and Cash Equivalents	50,538
Cash and Cash Equivalents, Beginning of Year	56,643
Cash and Cash Equivalents, End of Year	**$ 107,181**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows CONTINUED
For the year ended December 31, 2004

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year for Interest	$	4,839

Non Cash Investing and Financing Activities

Equipment Acquired During the Year with Capital Lease Obligation	$	9,790
Common Stock Issued from Accrued Expense (Interest) Reduction	$	54,214
Decrease to Subordinated Borrowings with Decrease to Secured Demand Note	$	100,000

The accompanying notes are an integral part of these financial statements.

Note A –
Summary of Significant Accounting Policies and Nature of Operations

A summary of Berry-Shino Securities, Inc. (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

Berry-Shino Securities, Inc. (an Arizona C-Corporation) was incorporated in the State of Arizona on July 16, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 of the Securities and Exchange Commission (SEC) and is registered with the National Association of Securities Dealers, Inc. (NASD). The Company processes its trades through two clearing broker dealers. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. The Company closed its branch office that had been located in New York City, New York on August 31, 2004. The Company has adopted a fiscal year end of December 31.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Secured Margin Overdraft

Margin accounts maintain by the Company at a clearing broker-dealer may become overdrawn. These accounts are secured by collateral held by the clearing broker-dealer for demand notes related to the subordinated borrowings.

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Securities Owned

Securities owned are classified as trading securities and recording at published market value or at estimated fair market value, as determined by management, with unrealized gains and losses accounted for in the current income/(loss). In computing the realized gains and losses on sale of securities, the Company uses the first-in first-out method to identify the basis of the securities sold. For the purpose of the statement of cash flows, trading securities are classified as operating activities.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life of the assets, which range from 3 to 10 years, using straight-line and double-declining balance methods for financial reporting purposes and accelerated methods for tax purposes.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2004.

Revenues

The Company's main sources of revenue are from: (1) trading commissions, and (2) investment banking commissions and fees. The Company, as a broker-dealer, records trading commissions gross and recognizes related revenues on a trade date basis. The Company processes trades on the stock market for clients. These trades are handled through third-party executing brokers and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance companies and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds and insurance companies issue commission checks to the Company periodically for initial placements. Trailer commissions are generally paid quarterly. The Company also received revenues from investment banking commissions and fees during the year. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Investment banking commissions and fees are recorded on an accrual basis. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the issuer. In accordance with selling agreements and management discretion, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods.

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Receivables

The Company had receivables due from brokers, dealers and clearing organizations and relating to draws on broker commissions and advances. $538,191 of the $640,630 total receivables was over 90 days past due at December 31, 2004. The Company has an allowance for doubtful receivables of $437,109 relating to its receivables as of that date. These receivables are generally non-interest bearing financial instruments for the Company.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $3,580 for the year ended December 31, 2004.

Income Taxes

The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards, No. 109, *"Accounting for Income Taxes"*. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

At December 31, 2003, the Company had a federal net operating loss carryforward available to reduce future taxable income of $1,314,539. This carryfoward expires beginning in 2020. At December 31, 2003, the Company had Arizona net operating loss carryforward available to reduce future taxable income of $1,114,432. This carryforward expires beginning in 2005. The Company's 2004 income tax returns have not yet been prepared as of the independent auditors' report date. The recoverability of these loss carryforwards is contingent upon the Company's ability to generate future taxable income and accordingly will be recognized as the Company generates taxable income.

Notes to Financial Statements
December 31, 2004

Note B -
Related Party Transactions

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2004:

Receivables – Draws on broker commissions and advances	Amount
(draws – stockholder (R. M. Shino))	$ 75,000
(other unrelated parties)	538,191
Total	**$613,191**

Accounts payable and accrued liabilities	Amount
(commissions payable – stockholder (R. Berry))	$ 11,844
(commissions payable – stockholder (R. M. Shino))	839
(discretionary bonus – stockholder (R. Berry))	5,665
(discretionary bonus – stockholder (R. M. Shino))	6,668
(other unrelated parties)	235,338
Total	**$260,354**

Note payable	Amount
(Sure-lock Development LP)	$0
Total	**$ 0**

Obligations under capital lease	Amount
(Ira B. Hall Family Trust)	$ 2,437
(other unrelated party)	6,560
Total	**$ 8,997**

Subordinated borrowings	Amount
(subordinated loan – stockholder (I. Hall))	$ 0
(subordinated loan – stockholder (R. Gold))	140,000
(subordinated loan – stockholder (R. M. Shino))	50,000
Total	**$ 190,000**

Operating Expenses – Other operating expenses	Amount
(contract labor – independent contractor – Financial Operations Principal for Company (M. Daniel))	$ 24,225
(other unrelated parties)	526,427
Total	**$550,652**

One stockholder that is an officer of the Company is paid a salary and broker commissions. Two other stockholders are paid only commissions.

Note C - Securities Owned

Securities owned are classified as trading securities. Marketable securities are recorded at published market value. Securities not readily marketable include investment securities that cannot be offered or sold because of restriction or conditions applicable to the securities or that cannot be publicly offered or sold unless registration has been affected under the Securities Exchange Act of 1934. At December 31, 2004, securities not readily marketable consist of restricted stocks and warrants, which are stated at their estimated fair market value, as determined by management.

Note D - Property and Equipment

Property and equipment consisted of the following at December 31, 2004:

Furniture and Fixtures		$ 89,191
Computers and Equipment		121,681
Computer Software		914
Leasehold Improvements		4,265
		216,051
Accumulated Depreciation		(184,044)
	Total	**$ 32,007**

The Company has a capital lease for furniture and fixtures items financing it with a related party. At December 31, 2004, these assets have a cost of $24,891 and an accumulated depreciation of $16,144.

The Company has another capital lease for computers and equipment and these assets have a cost of $9,970 and an accumulated depreciation of $1,958 as of December 31, 2004.

Note E –
Long-Term Obligations

Long-term obligations (obligations under capital lease) consisted of the following at December 31, 2004:

Obligation under capital lease to stockholder, secured by capital assets, quarterly payments of $2,509 including interest at 11.648% per annum, due through April 2005	$ 2,437
Obligation under capital lease, secured by capital assets, monthly payments of $339 including interest at 17.804% per annum, due through November 2006	6,560
	8,997
Current Portion	(5,582)
Total	**$ 3,415**

Future minimum annual principle payments on long-term debt are as follows at December 31, 2004: 2005 - $5,582; 2006 - $3,415.

Note F –
Subordinated Borrowings and Secured Demand Notes

The notes due to related parties, which are subordinated to claims of general creditors and secured by demand notes, are as follows at December 31, 2004:

Subordinated Note, 8%, Due February 2006 (R. Gold)	$ 100,000
Subordinated Note, 8%, Due March 2005 (R. M. Shino)	50,000
Subordinated Note, 8%, Due September 2005 (R. Gold)	40,000
Total	**$190,000**

The subordinated borrowings are due to certain of the Company's stockholders and are covered by agreements approved by the National Association of Securities Dealers, Inc., thus they are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. All borrowings are secured by related demand notes totaling $150,000 at December 31, 2004.

The maturity date on the $100,000 R. Gold subordinated note was extended from February 2005 to February 2006. R. M. Shino plans to terminate his subordinated note in amount of $50,000 when it matures in March 2005. The maturity date on the $40,000 R. Gold subordinated note was extended from February 2005 to September 2005.

Note F – CONTINUED
Subordinated Borrowings and Secured Demand Notes

Interest on the subordinated borrowings is not due until expiration of these notes. Interest expense recorded during the fiscal year ended December 31, 2004 on subordinated borrowings was approximately $20,355. $16,344 of this $20,355 was interest expense recorded during 2004 that was included in $54,214 of accrued interest reduction to issuance of additional common stock in 2004. Per approved NASD agreements, secured demand notes do not bear interest.

Note G –
Commitments and Contingencies

Operating Leases

The Company conducts its Scottsdale, Arizona offices and leases equipment under operating leases that are currently to expire May 2006 and May 2007, respectively. The following is a schedule by years of future minimum rental payments required under the Company's leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004.

Year Ending December 31,	Amount
2005	$ 83,217
2006	37,897
2007	2,099
2008	0
2009	0
2010 and thereafter	0
Total	**$123,213**

The office space lease for the Company's former New York City, New York office was terminated on August 31, 2004 in an agreement that resulted in a loss of the security deposit of $68,559 and an additional $40,000 lease termination payment. These amounts were included as part of rent expense for 2004.

Total rent expense for the year ended December 31, 2004 was $305,678.

Note G – CONTINUED
Commitments and Contingencies

Capital Leases

The Company has capital lease obligations for furniture and fixture items and for computers and equipment.

The following is a schedule by years of future minimum payments required under the capital lease obligations are as follows:

For the year ended December 31,	
2005	$ 6,818
2006	3,950
Total minimum lease payments	10,768
Less: amount representing interest	(1,771)
Present value of minimum lease payments	8,997
Less: current portion	(5,582)
Long-term capital lease obligation	**$3,415**

Litigation and/or Arbitrations

The Company may be a party to various legal actions arising from the normal course of business. In management's opinion, the Company has adequate legal defenses, and does not believe the outcome of such legal actions will materially affect the Company's operation and/or financial position. The Company had legal settlements during 2004 with settled arbitrations, etc. resulting in various legal settlements and legal fees recorded on the books of the Company during 2004.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2004 upon the capital expenditures, net income, financial condition or competitive position of the Company although the NASD did assess a fine to the Company in 2004 relating to its 2003 examination resulting in a fine (recorded as part of other operating expenses and a portion included in accounts payable and accrued liabilities as of December 31, 2004). The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Concentration of Risk - Geographic Concentration

The Company currently has customers in approximately 45 states within the United States (higher volumes of revenues relating to customers in Arizona, New York and California) and approximately 12 foreign countries (higher volumes of activity in United Kingdom, Jamaica and Germany) with no concentrations of revenues in any specific geographical location.

Note H –
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform (SEC) Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2004, the Company had net capital of $152,027, which was $102,027 in excess of its required net capital of $50,000. The Company's net capital ratio was 156 to 1. The net capital ratio in 2004 is in excess of the required ratio of 15 to 1.

Note I -
Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Receivables

The fair value of receivables due from brokers, dealers and clearing organizations and from draws on broker commissions and advances is not determinable since these financial instruments are not readily marketable. Management maintains an allowance for doubtful receivables relating to these receivables.

Secured Demand Notes

The fair value of secured demand notes is not determinable since these financial instruments are not readily marketable.

Accounts Payable and Accrued Liabilities

The fair value of the accounts payable and accrued liabilities is not determinable since these financial instruments are not readily marketable.

Obligations under capital lease

The carrying amount reported in the statement of financial condition for obligations under capital lease approximates its fair value because the interest rates on these instruments approximates interest rates charged on borrowings with similar risk.

Additional Information

Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net Capital

Total stockholders' equity qualified for net capital	$	616,763
Additions		
Subordinated liabilities allowable in computations of net capital		190,000
Discretionary bonus		53,950
Total capital and allowable subordinated borrowings		860,713
Deductions for non-allowable assets		
Receivables - over 30 days		176,315
Securities - not readily marketable		445,680
Furniture, equipment, and leasehold improvements, net		28,727
Other assets		30,584
Net capital before haircuts on securities positions (tentative net capital)		179,407
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Other securities		(16,571)
Undue concentration		(10,809)
Total	**$**	**152,027**

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Accounts Payable, Accrued Expenses, Short-Term Debt and Unsecured Debt	$	232,415
Other Unrecorded Amounts		4,486
	$	**236,901**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	**$**	**50,000**
Excess Net Capital	**$**	**102,027**
Ratio: Aggregate Indebtedness to Net Capital		**156 to 1**

Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (CONTINUED)

December 31, 2004

Reconciliation with Company's Computation

(included in Part II of Form 17a-5(a) as of December 31, 2004)

Net Capital, as Reported in Company's Part II (Unaudited Revised FOCUS Report Filed January 25, 2005)	$	152,027
Net audit adjustments, if any		-
Net Capital Per Above	**$**	**152,027**

Supplemental Schedule of Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735
P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

In planning and performing our audit of the financial statements of ***Berry-Shino Securities, Inc.*** (the Company) for the year ended December 31, 2004, on which we issued our report dated February 25, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian R. Lee, CPA, P.C.

Tempe, Arizona
February 25, 2005